SMIC Announces Ultra High Density IP Library for 0.11um Cu-BEoL Process

IP Library Solution Reduces Chip Size by 31%

SHANGHAI, March 8, 2012 /PRNewswire-Asia/ — Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 0981.HK), China’s largest and most advanced semiconductor foundry, today announced an ultra high density (UHD) library solution for its 0.11um Cu-BEoL (Copper Back End of Line) manufacturing platform that can reduce chip size by an average of 31%.

SMIC’s comprehensive silicon-proven UHD IP solution incorporates SMIC’s in-house UHD IP library, based on smaller bit cells, and Mentor Graphics’ (NASDAQ: MENT) cool-memory IP library with MemQuestTM memory compiler, specifically designed for compatibility with SMIC’s UHD solution. SMIC’s in-house UHD library consists of a 6-track UHD standard cell library, UHD memory compiler, and UHD standard I/O library. Mentor Graphics’ UHD cool-memory IP library comprises coolSRAM-6TTM, coolREG-6TTM, coolREG-8TTM (Dual Port), coolREG-8TTM (Two Port), and coolROMTM. This unified library solution can generate different configurations to optimize power, speed, and density, and is available to SMIC customers free of charge.

SMIC’s 0.11um UHD IP solution enables a 31% chip size reduction for a typical SOC design, when compared to a design that uses a traditional IP library. This can bring tremendous cost advantages to customers. The silicon-proven ultra high density solution can be used in a wide range of applications, including mobile storage devices, flash memory controllers, mobile multimedia players, digital televisions, and set-top boxes.

“SMIC’s 0.11um Cu-BEoL process has long been recognized by our customers for its high stability. We have an accumulative shipment of more than 100,000 wafers adopting SMIC’s 0.11um IP library on our existing Cu-BEoL platforms,” said Steven Chen, Senior Director of SMIC’s Product Marketing Division. “Our Beijing and Shanghai fabs provide customized service based on our customers’ chip size and quantities in order to meet their manufacturing requirements. Now with the release of SMIC’s 0.11um ultra high density IP solution, we can further help our customers lower their manufacturing costs and increase their market competitiveness.”

“Mentor Graphics is very pleased to be able to offer its systemic, low-power and high density memory compiler technology to SMIC 0.11um users, to further optimize their design and embedded memory usage for additional density and cost gains,” said Farzad Zarrinfar, Managing Director of the Novelics business unit at Mentor Graphics.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, and a 200mm fab under construction in Shenzhen. SMIC also has customer service and marketing offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.

For more information, please visit http://www.smics.com/

Safe Harbor Statements

(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events.  SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including among others risks associated with the press release, the current global financial crisis, orders or judgments from pending litigation and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its Annual Report on Form 20-F filed with the SEC on June 28, 2011, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and such other documents that SMIC may file with the SEC or SEHK from time to time, including on Form 6-K.  Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements.  In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

SMIC Contact Information:

English Contact
Mr. Ambrose Gano
Tel: +86-21-3861-0000 x16394
Email: Ambrose—Gano@smics.com

Chinese Contact
Mr. Peter Lin
Tel: +86-21-3861-0000 x12349
Email: Peter—LHH@smics.com